

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Brett Sandercock
Chief Financial Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

> **Re: ResMed Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **File No. 001-15317**
> **Filed August 13, 2020**

Dear Mr. Sandercock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences